# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X700
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0001990829
Persons authorized to receive notices and communications: Andrew Regan, Corvus Capital Ltd., FL. 2, Willow House, Cricket Square PO B, Grand Cayman, Cayman Islands (E9), KY1-1107, 44 7766 766766

## Reporting persons
- Corvus Capital Ltd. (CIK 0001990829): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,565,080; sole dispositive power 0; shared dispositive power 1,565,080; aggregate amount beneficially owned 1,565,080 (16.8% of the class)
  Comment: The percentage ownership of shares of common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"), set forth in this Schedule 13D (the "Schedule 13D") is based upon 9,322,805 shares of Common Stock outstanding as of October 23, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of October 26, 2026 and gives effect to the Issuer's (i) 1-for-10 reverse stock split of its outstanding shares of Common Stock effected on July 20, 2026 (the "July Reverse Split") and (ii) the Issuer's 1-for-25 reverse stock split of its outstanding shares of Common Stock effected on September 28, 2026 (the "September Reverse Split").
- Manoira Corporation: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,347,619; sole dispositive power 0; shared dispositive power 1,347,619; aggregate amount beneficially owned 1,347,619 (14.5% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 9,322,805 shares of Common Stock outstanding as of October 23, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of October 26, 2026 and gives effect to the July Reverse Split and the September Reverse Split.
- Andrew Regan: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF), other (OO); sole voting power 499,618; shared voting power 1,565,080; sole dispositive power 499,618; shared dispositive power 1,565,080; aggregate amount beneficially owned 2,064,698 (22.1% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 9,322,805 shares of Common Stock outstanding as of October 23, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of October 26, 2026 and gives effect to the July Reverse Split and the September Reverse Split.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of CDT Equity Inc., a Delaware corporation formerly known as Conduit Pharmaceuticals Inc. (the "Issuer"), amends and supplements the Schedule 13D (the "Original Schedule 13D"), originally filed by the reporting persons named therein with the Securities and Exchange Commission (the "Commission") on September 29, 2023, as amended by Amendment No. 1 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 19, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 to the Original Schedule 13D, filed by such reporting persons with the Commission on July 31, 2025 ("Amendment No. 2"), as amended by Amendment No. 3 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 22, 2025 ("Amendment No. 3"), as amended by Amendment No. 4 to the Original Schedule 13D, filed by such reporting persons with the Commission on December 22, 2025 ("Amendment No. 4"), as amended by Amendment No. 5 to the Original Schedule 13D, filed by such reporting persons with the Commission on May 14, 2026 ("Amendment No. 5") as amended by Amendment No. 6 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 2, 2026 ("Amendment No. 6") as amended by Amendment No. 7 to the Original Schedule 13D, filed by such reporting persons with the Commission on October 27, 2026 ("Amendment No. 7 and, together with the Original Schedule 13D, the "Schedule 13D"). Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D. The information contained in "Item 1. Security and Issuer." of the Schedule 13D is not being amended by this Amendment No. 8.

## Item 2. Identity and Background
Name of person filing: "Item 2. Identity and Background." of the Schedule 13D is not being amended by this Amendment No. 8."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: "Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is not being amended by this Amendment No. 8.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Schedule 13D is hereby amended and restated by this Amendment No. 8 as follows:

The Reporting Persons acquired the shares of Common Stock for investment purposes. On November 5, 2026, Dr. Regan on behalf of Corvus delivered a letter to the Issuer's board of directors expressing its concerns with respect to the Issuer's current market valuation, capital raising activities and the value of its assets. In connection therewith, Corvus expressed its intent to propose an acquisition of all of the outstanding shares of Common Stock not already beneficially owned by the Reporting Persons at a purchase price of $2.00 per share. The Reporting Persons intend to engage with the Issuer's board of directors regarding such potential transaction and alternatives that may enhance stockholder value. In connection with the foregoing, Corvus also requested that the Issuer's board of directors (i) suspend the Issuer's at-the-market offering program while the board considers the matters raised in the letter, (ii) form a committee of independent directors, with its own legal counsel and financial adviser, to evaluate the potential transaction and other alternatives available to the Issuer, and (iii) strengthen the Issuer's independent oversight by appointing at least one additional independent director. No definitive agreement has been entered into with respect to any such potential transaction, and the November 5, 2026 letter does not constitute an offer, tender offer, solicitation of an offer to buy or sell securities, or solicitation of proxies or consents. Any potential transaction would be subject to, among other things, due diligence, the negotiation and execution of definitive documentation, the recommendation of the Issuer's independent directors and any required stockholder and regulatory approvals, as well as compliance with applicable securities laws. There can be no assurance that any proposal or transaction will be made, agreed upon or consummated.

The Reporting Persons intend to continue to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's response to the matters described above, the Issuer's business, prospects and financial condition, market conditions and other factors deemed relevant by the Reporting Persons, the Reporting Persons may from time to time take such actions with respect to their investment in the Issuer as they deem appropriate, including engaging in discussions with the Issuer's board of directors, management, other stockholders or other interested parties concerning the potential transaction, strategic alternatives, the Issuer's capitalization, financing activities, corporate governance or other matters relating to the Issuer. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons' liquidity requirements and investment considerations, in addition to the potential transactions, the Reporting Persons may consider additional courses of action, including taking any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person reserves the right, at any time and from time to time, to review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: "Item 5. Interest in Securities of the Issuer" of the Schedule 13D is not being amended by this Amendment No. 8."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is not being amended by this Amendment No. 8."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: "Item 7. Material to be filed as Exhibits." of the Schedule 13D is being amended by this Amendment No. 8 to add the following: 18. Corvus Letter to the Issuer's Board of Directors, dated November 5, 2026.

## Signatures
- Corvus Capital Ltd.: /s/ Andrew Regan, Andrew Regan/Chief Executive Officer (11/06/2026)
- Manoira Corporation: /s/ Anton Connolly, Anton Connolly/Chief Operating Officer and Director (11/06/2026)
- Andrew Regan: /s/ Andrew Regan, Andrew Regan (11/06/2026)